

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

<u>Via E-mail</u>
Oren Fuerst, Ph.D.
Chief Executive Officer
LabStyle Innovations Corp.
40 E. Main Street
Newark, DE 19711

> **Re: LabStyle Innovations Corp.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 10, 2012**
> **CIK No. 0001533998**

Dear Dr. Fuerst:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to prior comment 2. Please expand the disclosure in the fifth paragraph on page 1 to disclose that you expect to launch Dario in the United States by the third quarter of 2013 as you mentioned in your supplemental response. Also tell us, with a view to disclosure, whether in 2012 you filed for regulatory approval in the United States with the FDA as you mentioned in your response. If your filing has been delayed, disclose why the filing has been delayed.

2.   We note from disclosure on page 13 that you believe that your relationship with Apple and Google are important to your business. Please revise throughout as necessary to explain what relationship you must develop, if any, with these entities in order to achieve

your desired results and whether you have taken steps to do so.

3.   Please revise the disclosure on page 1 and throughout your document to explain the basis for your statement that you will apply your technology to address the multi-billion dollar market.

4.   We note your "emerging growth company" Risk Factor disclosures on page 28 of this document and the disclosures of your intent to take advantage of certain "emerging growth company" exemptions. However, we do not see where you have addressed all the concerns included in our prior comment 3. Please revise your prospectus to state your election under Section 107(b) of the JOBS Act.   Specifically, please address the following:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of the new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Prospectus Cover Page

5.   Please ensure that your cover page risk factor reference provides the correct page number.

Our Company, page 1

6.   We note your response to prior comment 7. Please continue to remove marketing statements from your prospectus. For example, we note that you now refer in the second paragraph of this section to a "desirable alternative" and in the penultimate paragraph on page 2 to a "stylish look and feel."

7.   Revise your disclosure in the first paragraph on page 3 to explain how you determined that the patient clinical usability study is the correct study "required for approvals of Dario in Europe and the United States."

8.   Revise to describe the terms of your agreement with the commercial sale manufacturer.

9.   We note your response to prior comment 9; however, we have not yet received the copies requested in that comment. Please provide the copies when you respond to this comment letter.

Management's Discussion and Analysis, page 33

10.   We note your disclosure on page 37 that you will need additional funds for a number of things, including regulatory approvals and further product development. Please expand your discussion here in light of other disclosure on page 36 suggesting that you believe that you will be able to achieve commercial launch without additional funding.

Government Regulation, page 45

11.   We note your response to prior comment 19; however, it does not appear that you expanded this section to disclose material government regulations applicable to your business where you intend to sell your products. Please advise or revise.

Executive Compensation, page 61

12.   Please update the compensation disclosure for the fiscal year ended December 31, 2012.

Selling Stockholders, page 76

13.   Please expand the disclosure in this section to identify the selling shareholder who received shares pursuant to the consulting agreement mentioned in the Calculation of Registration Fee table. Also, disclose the material terms of the agreement. In addition, explain to us why at this time you have registered for resale shares issuable for services yet to be rendered pursuant to the consulting agreement.

14.   Please ensure that the disclosure in the table of the number of shares beneficially owned by selling stockholders as of the date of the prospectus is consistent with the disclosure in the table of the number of shares offered by this prospectus. In this regard, it is unclear how the number of shares beneficially owned is less than the number of shares offered.

Index to Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

15.   We see your September 30, 2012 balance sheet reflects a "Receivable on account of shares" of $1,050,074 for 801,733 shares of Common Stock issued in September 2012. Please tell us and revise the subsequent events note to the financial statements to disclose if the referenced receivable has been paid. If it has not, tell us and revise the notes to the financial statements to disclose when you expect it to be paid and also tell us why you

have presented the amount as an asset in your September 30, 2012 balance sheet rather than a contra-equity account.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Lawrence A. Rosenbloom, Esq.